May 8, 2007

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 7010

Washington, D.C. 20549-7010

Re:

Legg Mason, Inc.

Form 10-K for the Year Ended March 31, 2006

Forms 10-Q for the Fiscal Quarters Ended December 31, 2006

File No. 001-08529

Dear Mr. O’Brien:

We are in receipt of your comment letter dated May 1, 2007 and respond below to the comment as requested.

Form 10-K for Fiscal Year Ended March 31, 2006

Supplemental Financial Information, page 43

Comment 1:

We note your response to prior comment 1 with regards to “cash income from continuing operations” as a performance measure.  Your proposed revisions to your disclosure do not appear to provide a comprehensive discussion that identifies the substantive reasons why you believe your non-GAAP measure provides useful information to investors.  Your response and revised disclosure should specifically address the following:

• Discuss the substantive reasons and economic substance behind your decision to use this measure.

•

Discuss the material limitations associated with the measure for each item (e.g. stock-based compensation and amortization and deferred taxes related to intangibles) that is excluded and how management compensates for these limitations when using “cash income from continuing operations.”

• Discuss the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Response:

After further reviewing our non-GAAP disclosure of cash income from continuing operations and considering the limitations of each item that is excluded from the comparable GAAP measure, we have modified our calculation to exclude the adjustment for stock-based compensation expense.  Additionally, to more consistently reflect the timing of tax effects on our adjustments, the current post-tax adjustment for amortization of intangibles will be changed to a before tax adjustment.

The substantive reasons and economic substance behind our decision to use this non-GAAP measure, as modified, include:

• Its use as a benchmark in evaluating our period-to-period operating performance.

• Its use as a metric to estimate the value of our business and changes in the value of our business over time.

•

Facilitates comparisons to other asset management firms that have not completed significant acquisitions.  An important part of Legg Mason’s strategy has been to grow through acquisitions. In the last seven years, Legg Mason has completed six significant acquisitions, as well as a number of smaller acquisitions.  As a result of these acquisitions, over two-thirds of our consolidated total assets are intangible assets and goodwill.

We believe this measure is useful to investors because it is an indicator of our firm’s value and facilitates comparisons to the results and values of companies that have not completed significant acquisitions.  We believe that non-GAAP measures of cash income are an accepted representation of performance and firm value in our industry.  For example, in estimating the value of potential acquisition targets, Legg Mason often utilizes the same adjustments to the net income of potential target companies that it uses to calculate its own cash income.

The material limitations associated with this measure and each of the items adjusted (amortization and deferred taxes related to intangibles) are as follows.

• The measure is not GAAP and produces results that will usually be larger than the results determined under comparable GAAP measures.

• The measure could be confused with cash flow measures and GAAP earnings measures.

•

Amortization and deferred taxes related to intangibles may reverse and distort the trend of amounts disclosed in a way not reflective of changes in the value of our firm. Such a reversal would result from an impairment to, or sale of, the intangible assets.

Management compensates for these limitations in its use of the non-GAAP measure by also considering the most comparable GAAP measure and the amount of each item that it excludes from the most comparable GAAP measure.  We also monitor significant changes in intangible and goodwill balances and the resulting impact on the non-GAAP measure to be aware of any distorting results on cash earnings and to avoid confusion by ensuring that appropriate explanations accompany disclosures of cash income from continuing operations.

Our Form 10-K for the fiscal year ended March 31, 2007 will include the enhanced discussion below regarding cash income from continuing operations.

“As supplemental information, we are providing a performance measure that is based on a methodology other than generally accepted accounting principles (“non-GAAP”) for “cash income from continuing operations" that management uses as a benchmark in evaluating and comparing the period-to-period operating performance of Legg Mason, Inc. and its subsidiaries.  We define "cash income from continuing operations" as income from continuing operations, plus amortization and deferred taxes related to intangible assets.  We believe that cash income from continuing operations provides a good representation of our operating performance adjusted for non-cash acquisition related items and it facilitates comparison of our results to the results of other asset management firms that have not engaged in significant acquisitions.  We also believe that cash income from continuing operations is an important metric in estimating the value of an asset management business. In considering acquisitions, we often calculate a target firm’s cash earnings as a metric in estimating its value.  This measure is provided in addition to income from continuing operations, but is not a substitute for income from continuing operations and may not be comparable to non-GAAP performance measures, including measures of cash earnings or cash income, of other companies.  Further, cash income from operations is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP.  Legg Mason considers cash income from continuing operations to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value and because it facilitates comparisons of Legg Mason’s operating results with the results of other asset management firms that have not engaged in significant acquisitions.

In calculating cash income from continuing operations, we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to income from continuing operations to reflect the fact that this non-cash expense does not represent an actual decline in the value of the intangible assets.   Deferred taxes on intangible assets, including goodwill, represent actual tax benefits that are not realized under GAAP absent an impairment charge or the disposition of the related business.  Because we actually receive these tax benefits, we add them to income in the calculation of cash income from continuing operations.  Should a disposition or impairment charge occur, its impact on cash income from continuing operations may distort actual changes in the operating performance or value of our firm.  Accordingly, we monitor changes in intangible assets and goodwill and the related impact on cash income from continuing operations to ensure appropriate explanations accompany disclosures of cash income from continuing operations.

Although depreciation and amortization on fixed assets are non-cash expenses, we do not add these charges in calculating cash income from continuing operations because these charges are related to assets that will ultimately require replacement.

We have revised our definition of cash income from continuing operations.  The changes relate to the treatment of stock-based compensation expense and the timing of tax effects associated with the amortization of intangibles.  In calculating cash income from continuing operations, we no longer adjust for stock-based compensation expense. In addition, to more consistently reflect the timing of tax effects on our non-GAAP adjustments, we now add back to income from continuing operations amortization expense for intangible assets before taxes, rather than adding such expense net of taxes.  We have applied these changes to all periods presented, however the adjustments do not have a significant aggregate impact on the amount of cash income from continuing operations for the periods presented.”

If you have any additional questions or would like any additional clarification, please contact Theresa McGuire (410-454-3640) or me (410-454-2935).

Sincerely,

/s/Charles J. Daley, Jr.

Charles J. Daley, Jr.

Chief Financial Officer,

Senior Vice President and Treasurer

cc: Melissa Rocha, U.S. Securities and Exchange Commission, Division of Corporation Finance